Exhibit 99.6

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2004

ICI announces that the following Resolutions were

passed at the Annual General Meeting of ICI shareholders held on

Wednesday, 26th May 2004 and the results of the poll are shown below.

Ordinary Resolutions

1.     To receive the Annual Report and Accounts for the year ended 31 December 2003

Votes for:
529,253,682      99.90% (of the shares voted)

Votes against:
526,548              0.10% (of the shares voted)

Vote withheld:*
6,999,000

2.     To approve the Directors’ Remuneration Report

Votes for:
503,330,749      97.87% (of the shares voted)

Votes against:
10,955,503         2.13% (of the shares voted)

Vote withheld:*
22,492,978

3.     To confirm the first and second interim dividends

Votes for:
533,023,301      99.95% (of the shares voted)

Votes against:
260,455              0.05% (of the shares voted)

Vote withheld:*
3,495,474

4.     To re-elect Dr J D G McAdam as a Director

Votes for:
531,957,240      99.79% (of the shares voted)

Votes against:
1,142,082           0.21% (of the shares voted)

Vote withheld:*
3,679,908

5.     To re-elect Lord Butler as a Director

Votes for:
529,436,667      99.73% (of the shares voted)

Votes against:
1,427,380           0.27% (of the shares voted)

Vote withheld:*
5,915,183

6.     To elect Mr P B Ellwood as a Director

Votes for:
529,966,441      99.84% (of the shares voted)

Votes against:
875,676              0.16% (of the shares voted)

Vote withheld:*
5,937,113

7.     To elect Mr D C M Hamill as a Director

Votes for:
532,040,050      99.81% (of the shares voted)

Votes against:
1,021,892           0.19% (of the shares voted)

Vote withheld:*
3,717,288

8.     To elect Baroness Noakes as a Director

Votes for:
529,326,923      99.73% (of the shares voted)

Votes against:
1,453,739           0.27% (of the shares voted)

Vote withheld:*
5,998,568

9.     To re-appoint KPMG Audit plc as Auditor

Votes for:
531,429,945      99.67% (of the shares voted)

Votes against:
1,733,135           0.33% (of the shares voted)

Vote withheld:*
3,616,150

10.     To authorise the Directors to agree the Auditor’s remuneration

Votes for:
531,006,298      99.62% (of the shares voted)

Votes against:
2,037,765           0.38% (of the shares voted)

Vote withheld:*
3,735,167

11.      To approve the ICI Executive Share Option Plan 2004

Votes for:
507,709,220      97.62% (of the shares voted)

Votes against:
12,357,609         2.38% (of the shares voted)

Vote withheld:*
16,712,401

12.     To renew the Directors' general authority to allot shares

Votes for:
528,312,603      99.15% (of the shares voted)

Votes against:
4,547,320           0.85% (of the shares voted)

Vote withheld:*
3,919,307

Special Resolutions

13.     To renew the Directors' authority to disapply pre-emption rights

Votes for:
528,202,456      98.53% (of the shares voted)

Votes against:
7,881,406           1.47% (of the shares voted)

Vote withheld:*
695,368

14.     To renew the Company's authority to purchase its own shares

Votes for:
532,477,262      99.89% (of the shares voted)

Votes against:
589,214              0.11% (of the shares voted)

Vote withheld:*
3,712,754

* Please note that ‘Vote withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a Resolution.